Exhibit 99.1

BingEx Limited Announces First Quarter 2025 Financial Results

Beijing, China, May 22, 2025 – BingEx Limited (the “Company”) (Nasdaq: FLX), a leading on-demand dedicated courier service provider in China (branded as “FlashEx”), today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Highlights:

●	Revenues were RMB960.8 million (US$132.4 million) in the first quarter of 2025, compared to RMB1,107.7 million in the same period of 2024.

●	Gross profit was RMB126.7 million (US$17.5 million) in the first quarter of 2025, compared to RMB130.3 million in the same period of 2024. Gross profit margin reached 13.2%, improving from 11.8% in the same period of 2024.

●	Income from operations was RMB10.0 million (US$1.4 million) in the first quarter of 2025, compared to RMB38.4 million in the same period of 2024.

●	Non-GAAP income from operations[1] was RMB26.6 million (US$3.7 million) in the first quarter of 2025, compared to RMB38.4 million in the same period of 2024.

●	Net loss was RMB10.3 million (US$1.4 million) in the first quarter of 2025, compared to a net income of RMB64.6 million in the same period of 2024.

●	Non-GAAP net income[1] was RMB49.6 million (US$6.8 million) in the first quarter of 2025, compared to RMB64.6 million in the same period of 2024.

●	The number of orders fulfilled was 58.0 million in the first quarter of 2025.

Mr. Adam Xue, Founder, Chairman, and Chief Executive Officer, commented, “We continued to sharpen our strategic focus on core user base and core value, further enhancing our service quality and capabilities. In the first quarter, we adopted user-centric approaches, deepening our understanding of our users’ diverse needs and preferences, while expanding into new service scenarios that meet their needs. Meanwhile, we explored innovative cross-industry collaborations to boost FlashEx’s brand awareness and effectively engage our target audience. These efforts drove a steady expansion of our service footprint, notably by deepening our market penetration in lower-tier cities. Looking ahead, we remain committed to advancing our on-demand, dedicated courier model and the unique value we offer, delivering a more convenient, more reliable experience to a broader user base.”

Mr. Luke Tang, Chief Financial Officer of FlashEx, said, “We delivered resilient results in the first quarter. Through continued prudent financial management, we improved our gross profit margin by 1.4 percentage points year-over-year to 13.2% and maintained a strong cash position, ending the quarter with RMB787.2 million. We will continue to focus on unlocking the full potential of our brand and differentiated business model, while enhancing operational efficiency to drive the Company’s long-term, sustainable growth.”

First Quarter 2025 Financial Results

Revenues were RMB960.8 million (US$132.4 million) in the first quarter of 2025, compared with RMB1,107.7 million in the same period of 2024. The decrease was primarily driven by a decline in order volume amid intensified market competition.

Cost of revenues was RMB834.1 million (US$114.9 million), compared with RMB977.4 million in the same period of 2024. The decrease was in line with the decline in revenues.

Gross profit was RMB126.7 million (US$17.5 million), compared with RMB130.3 million in the same period of 2024. Gross profit margin was 13.2%, compared with 11.8% in the same period of 2024.

1 Non-GAAP income from operations, non-GAAP net income, non-GAAP operating margin and non-GAAP net income margin are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results.”

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Total operating expenses were RMB116.7 million (US$16.1 million), representing an increase of 27.0% from RMB91.9 million in the same period of 2024.

Selling and marketing expenses were RMB49.3 million (US$6.8 million), representing a 10.0% increase from RMB44.9 million in the same period of 2024. The increase was primarily attributable to increases in share-based compensation expenses and staff costs, partially offset by a decrease in advertising expenses.

General and administrative expenses were RMB37.9 million (US$5.2 million), representing an 46.9% increase from RMB25.8 million in the same period of 2024. The increase was primarily attributable to increases in professional fees and share-based compensation expenses.

Research and development expenses were RMB29.5 million (US$4.1 million), representing a 38.8% increase from RMB21.2 million in the same period of 2024. The increase was primarily attributable to an increase in share-based compensation expenses.

Income from operations was RMB10.0 million (US$1.4 million), compared with RMB38.4 million in the same period of 2024.

Non-GAAP income from operations1 was RMB26.6 million (US$3.7 million), compared with RMB38.4 million in the same period of 2024.

Changes in fair value of long-term investments were RMB43.3 million (US$6.0 million), primarily reflecting losses in the fair value measurement of long-term investments.

Other income was RMB9.9 million (US$1.4 million), compared with RMB19.0 million in the same period of 2024. The decrease was mainly due to a decrease in the amount of government grants.

Net loss was RMB10.3 million (US$1.4 million). Net income was RMB64.6 million in the same period of 2024.

Non-GAAP net income1 was RMB49.6 million (US$6.8 million), compared with RMB64.6 million in the same period of 2024.

Net loss attributable to ordinary shareholders was RMB10.3 million (US$1.4 million). Net income attributable to ordinary shareholders was RMB27.8 million in the same period of 2024.

Basic and diluted net loss per ordinary share was RMB0.05 (US$0.01).

As of March 31, 2025, cash and cash equivalents, restricted cash and short-term investments were RMB787.2 million (US$108.5 million).

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Conference Call

The Company will host an earnings conference call on Thursday, May 22, 2025 at 8:00PM Beijing Time (8:00AM U.S. Eastern Time) to discuss the results.

Participants are required to pre-register for the conference call at:

https://register-conf.media-server.com/register/BIf746a9c2a4894900be333315bee147bb

Upon registration, participants will receive an email containing participant dial-in numbers and a personal PIN to join the conference call.

A live webcast of the conference call will be available on the Company’s investor relations website at http://ir.ishansong.com, and a replay of the webcast will be available following the session.

About BingEx Limited

BingEx Limited (Nasdaq: FLX) is a pioneer in China in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. The company brands its services as “FlashEx,” or “闪送”. FlashEx has become synonymous with on-demand dedicated courier services in China. With a mission to make people’s lives better through its services, FlashEx remains dedicated to consistently providing a superior customer experience and offering a unique value proposition to all participants in its business.

For more information, please visit: http://ir.ishansong.com.

Use of Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, namely non-GAAP income from operations, non-GAAP net income, non-GAAP operating margin and non-GAAP net income margin, as supplemental measures to evaluate our operating results and make financial and operational decisions. Non-GAAP income from operations represents income (loss) from operations excluding share-based compensation expenses. Non-GAAP operating margin is equal to non-GAAP income from operations divided by revenues. Non-GAAP net income represents net income excluding changes in fair value of long-term investments and share-based compensation expenses. Non-GAAP net income margin is equal to non-GAAP net income divided by revenues.

By excluding the impact of changes in fair value of long-term investments and share-based compensation expenses, which are non-cash charges, we believe that non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of certain earnings or losses that we include in results based on U.S. GAAP. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility into key metrics used by our management in its financial and operational decision-making.

Our non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Reconciliations of our non-GAAP results to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2567 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2025.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

BingEx Limited

Investor Relations

E-mail: ir@ishansong.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: FlashEx@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FlashEx@thepiacentegroup.com

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BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares and per share data)

	December 31,	March 31,
	2024	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	592,358	531,992	73,310
Restricted cash	46,735	17,055	2,350
Short-term investments	153,910	238,165	32,820
Accounts receivable	16,893	21,311	2,937
Prepayments and other current assets	48,553	29,856	4,114
Total current assets	858,449	838,379	115,531
Non-current assets
Long-term investments	324,110	280,734	38,686
Property and equipment, net	3,687	3,227	445
Operating lease right-of-use assets	44,577	41,269	5,687
Other non-current assets	4,600	4,602	634
Total non-current assets	376,974	329,832	45,452
Total assets	1,235,423	1,168,211	160,983

LIABILITIES
Current liabilities
Accounts payable	223,391	191,489	26,388
Deferred revenue	56,768	51,613	7,112
Operating lease liabilities, current	13,091	13,154	1,813
Accrued expenses and other current liabilities	165,714	133,178	18,352
Total current liabilities	458,964	389,434	53,665
Non-current liabilities
Operating lease liabilities, non-current	29,395	26,459	3,646
Total non-current liabilities	29,395	26,459	3,646
Total liabilities	488,359	415,893	57,311
Shareholders’ equity	747,064	752,318	103,672
Total liabilities and shareholders’ equity	1,235,423	1,168,211	160,983

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BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended March 31,
	2024	2025	2025
	RMB	RMB	USD
Revenues	1,107,748	960,762	132,397
Cost of revenues	(977,421)	(834,088)	(114,940)
Gross Profit	130,327	126,674	17,457
Operating expenses:
Selling and marketing expenses	(44,864)	(49,334)	(6,798)
General and administrative expenses	(25,801)	(37,897)	(5,222)
Research and development expenses	(21,234)	(29,482)	(4,063)
Total operating expenses	(91,899)	(116,713)	(16,083)
Income from operations	38,428	9,961	1,374
Interest income	6,010	4,291	591
Changes in fair value of long-term investments	—	(43,258)	(5,961)
Investment income	1,100	8,912	1,228
Other income	19,030	9,860	1,359
Income (loss) before income taxes	64,568	(10,234)	(1,409)
Income tax expense	—	(35)	(5)
Net income (loss)	64,568	(10,269)	(1,414)
Accretion of redeemable convertible preferred shares to redemption value	(36,775)	—	—
Net income (loss) attributable to ordinary shareholders	27,793	(10,269)	(1,414)
Net earnings (loss) per ordinary share
— Basic and diluted — Class A and B	0.14	(0.05)	(0.01)
Weighted average number of shares outstanding used in computing net earnings (loss) per ordinary share
— Basic and diluted – Class A	26,422,222	162,842,256	162,842,256
— Basic and diluted – Class B	45,577,778	45,577,778	45,577,778

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BINGEX LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended March 31,
	2024	2025	2025
	RMB	RMB	USD

Income from operations	38,428	9,961	1,374
Add: Share-based compensation expenses	—	16,648	2,294
Non-GAAP income from operations	38,428	26,609	3,668
Operating margin	3.5%	1.0%
Add: Share-based compensation expenses as a percentage of revenues	—	1.7%
Non-GAAP operating margin	3.5%	2.7%

Net income (loss)	64,568	(10,269)	(1,414)
Add: Changes in fair value of long-term investments	—	43,258	5,961
Add: Share-based compensation expenses	—	16,648	2,294
Non-GAAP net income	64,568	49,637	6,841
Net income (loss) margin	5.8%	-1.1%
Add: Changes in fair value of long-term investments as a percentage of revenues	—	4.5%
Add: Share-based compensation expenses as a percentage of revenues	—	1.7%
Non-GAAP net income margin	5.8%	5.1%

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